U.S. Securities and Exchange Commission

                             Washington, D.C. 20549

                                   FORM 12B-25

                          NOTIFICATION OF LATE FILING           SEC File Number
                                                                     0-18260


                         (Check One):

      [X] Form 10-K and Form 10-KSB    [ ] Form 20-F     [ ] Form 11-K
              [ ] Form 10-Q and Form 10-QSB   [ ] Form N-SAR

                           For Period Ended  December 31, 1999

                           [ ] Transition Report on Form 10-K
                           [ ] Transition Report on Form 20-F
                           [ ] Transition Report on Form 11-K
                           [ ] Transition Report on Form 10-Q
                           [ ] Transition Report on Form N-SAR
                           [ ] Money Market Fund Rule 30b3-1 Filing

                           For the Transition Period Ending

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART 1 - REGISTRANT INFORMATION

Full name of Registrant:

         The New World Power Corporation

Former Name of Registrant:

         N/A

Address of Principal Executive Office:

         14 Mount Pleasant Drive
         Aston, Pennsylvania  19014


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PART 2 - RULES

If the subject report could not be filed without unreasonable effort and the registrant seeks relief pursuant to Rule 12b-25(b) [23,047], the following should be completed. (Check box if appropriate)

(a) The reasons described in reasonable detail in Part 3 of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or filing made by a money market fund pursuant to Rule 30b3-1, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART 3 - NARRATIVE

State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-f, 11-K, 10-Q, or filing made by money market fund pursuant to Rule 30b3-1 and Form 10-QSB, N-SAR, or the transition report, or portion thereof could not filed with in the prescribed period.

         The above mentioned filing could not be filed within the prescribed period because the Company's 1999 10-KSB financial reports have not completed in the proper form by the auditing firm. In addition, the Company has had several subsequent events during the month of March 2000 that require disclosure in its Form 10-KSB.

PART 4 - OTHER INFORMATION

1) Name and telephone number of person to contact in regard to this notification. Frederic A. Mayer, President
                       (484)-840-0944

2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange act of 1934 or section 30 of the Investment Company act of 1940 during the proceeding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

         [X] Yes  [ ] No

3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earning statements to be included in the subject report(s) or portion thereof?

         [ ] Yes  [X] No

         If so: attach an explanation of the anticipated Change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                         THE NEW WORLD POWER CORPORATION

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  March 30, 2000           By      /s/  Frederic A. Mayer
                                   --------------------------------------------
                                           Frederic A. Mayer (President)

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and the title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

                  Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).